August 10, 2011
Via EDGAR
Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3720

Re:	Carbonite, Inc. Registration Statement on Form S-1 (File No. 333-174139) Form 8-A (File No. 001-35264) REQUEST FOR ACCELERATION OF EFFECTIVENESS
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, Carbonite, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File. No. 333-174139) (the “Registration Statement”) be declared effective at 4:00 P.M. Eastern Daylight Time on August 10, 2011 (the “Requested Time”) or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-35264) also be declared effective at the Requested Time or at such later time as the Company or its counsel may orally request via telephone call to the Staff. By separate letter, the representatives of the underwriters of the issuance of the securities being registered join in the Registration Statement Acceleration Request.
     In connection with the acceleration request, the Company hereby acknowledges that:
     (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
     (iii) the Company may not assert comments from the Commission or the Staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature Page Follows]

Sincerely, Carbonite, Inc.
By:	/s/ Danielle Sheer
Danielle Sheer
General Counsel and Secretary

cc:	David Friend, Chief Executive Officer Susan E. Pravda, Esq. – Foley & Lardner LLP Martin A. Wellington, Esq. – Davis Polk & Wardwell LLP George Neble – Ernst & Young LLP